Troutman Pepper Locke LLP 305 Church at N. Hills Street, Suite 1200 Raleigh, NC 27609 troutman.com

James L. Severs

james.severs@troutman.com

February 13, 2025

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Karen Rossotto, Senior Counsel

Re:           ArrowMark Financial Corp. (the “Company”)

Registration Statement on Form N-2

1940 Act File No. 811-22853

1933 Act File No. 333-281004

Mses. Fettig and Rossotto:

This letter responds to the supplemental comments of the staff of the Commission (the “Staff”) to Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (the “Pre-Effective Amendment”) provided on February 11, 2025 by Karen L. Rossotto. The Pre-Effective Amendment was filed on February 7, 2025 under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement relates to the registration, under the 1933 Act, of the proposed offerings from time to time by the Company of up to an aggregate of $150,000,000 of the Company’s common stock, preferred stock, debt securities, or subscription rights to purchase shares of common stock.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Registration Statement. We have organized this letter by setting forth the Staff’s comments in italics followed by the Company’s response to the Staff’s comments.

Supplemental Comments

1.	Please confirm that all types of instruments in which the Company may invest as part of its principal investment strategy are disclosed in the Prospectus Summary.

Response: The Company so confirms.

Karen Rossotto February 13, 2025 Page 2

2.	Please refer to “below investment grade securities” consistently as such rather than as non-investment grade securities.

Response: The Company has revised all references to non-investment grade securities to refer to such securities as “below investment grade securities.”

3.	Please confirm that the statistics related to the community banking sector included under “Banking Sector Focus” are the most recent such statistics available to the Company.

Response: The Company so confirms.

4.	The staff notes that the disclosure appears to disclose in some instances that the Company will invest in convertible securities while, in instances, referring to contingent convertible securities. Please revise the disclosure to clarify whether the Company may invest in contingent convertible securities, convertible securities, or both as part of its principal investment strategy.

Response: The Company has revised the disclosure to clarify that it may invest in convertible securities, including contingent convertible securities. The Company notes that the risk disclosure with respect to convertible securities addresses the risks of both convertible securities generally and contingent convertible securities specifically.

5.	Please revise the disclosure included in the last sentence under “Market Opportunity” to clarify the meaning of “other regulated banking institutions.”

Response: The Company has revised the disclosure to clarify that, along with community banks, it may invest in larger U.S. banks and global money center banks.

Karen Rossotto February 13, 2025 Page 3

6.	The Staff notes that the disclosure appearing under “Additional Risks Related to Investments in CLOs” stats that the Company is subject to risks associated with the bankruptcy or insolvency of an issuer or borrower of a loan that it holds. Please confirm whether the Company intends to invest in loans as part of its principal investment strategy and, if so, include appropriate disclosure in the Prospectus Summary and Risk Factors sections.

Response: The reference to loans in the above referenced risk disclosure related to loans underlying CLOs in which the Company may invest. The Company has revised this disclosure to clarify that it is subject to risks associated with the bankruptcy or insolvency of an issuer or borrower of a loan underlying a Structured Product that it holds.

*         *         *

Please direct any questions concerning this letter to my attention at 919.835.4142, or in my absence to John P. Falco of this office at 215.981.4659.

Very truly yours,

/s/ James L. Severs

James L. Severs

cc:	Sanjai Bhonsle, Chairman and Chief Executive Officer
Patrick Farrell, Chief Financial Officer
Rick Grove, Chief Compliance Officer
John P. Falco, Esq.
Theodore D. Edwards, Esq.